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                             September 29, 2020

       Michael Petras, Jr.
       Chairman and Chief Executive Officer
       Sotera Health Topco, Inc.
       9100 South Hills Blvd, Suite 300
       Broadview Heights, OH 44147

                                                        Re: Sotera Health
Topco, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
2, 2020
                                                            CIK No. 0001822479

       Dear Mr. Petras:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1.                                                   Please include
disclosure of your controlled company status on the prospectus cover page, the amount of the
voting power the controlling shareholder will own following the completion of the
offering, and, if true, that you do not intend to comply with certain corporate governance
requirements.
       Market, Industry and Other Data, page iii

   2. It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement.
Accordingly, please delete your statements that the accuracy and completeness of
information contained in consultants    reports and industry publications is
 Michael Petras, Jr.
Sotera Health Topco, Inc.
September 29, 2020
Page 2
         not guaranteed, that your internal company analyses have not been verified by any independent source, and that neither you nor the underwriters make any representation as to the accuracy of such information.
Summary
Industry Overview, page 5

3. We note the statement the global population is expected to increase by 1 billion people by
         2025 and of that 1 billion, approximately 300 million will reach age 65 or older. Please clarify whether the 300 million will reach the age of 65 by the year 2025 or sometime after that. We also note the estimated global healthcare costs of approximately $4 trillion in 2019 and projected to reach more than $6 trillion by 2027. Please highlight what fraction of that estimate is represented by services you provide. Invest in technical and regulatory capabilities to enhance our leadership position, page 8

4. We note your statement that you are "a respected industry partner for regulators as they are defining industry standards of safety for the future." Please provide the basis for this statement and the similar statement on page 109 in which you state you have established credibility and trust with regulators and standards writing organizations.
Risk Factor Summary, page 9

5. We refer to your "Key Strengths" and "Our Strategy" sections in the Summary. For balance, please revise so that your Summary risks disclosure is of the same prominence and features a corresponding level of discussion and specificity as these other sections.
         For example, expand your disclosure to discuss your EO emissions legal proceedings, including that your per occurrence limit for claims relating to Willowbrook EO emissions has been reached, and that additional EO lawsuits have been filed recently. Additional examples include expanding your disclosures regarding your total long-term debt and stockholders' agreement.
Risk Factors, page 20

6. We note your disclosures relating to the Sponsors' concentrated ownership. Please expand your risk factor disclosures as appropriate to discuss other interests that may conflict between the Sponsors and your other shareholders, such as recent distributions they have received, and may receive in connection with the offering, and add a corresponding
FirstName LastNameMichael Petras, Jr.
       discussion in your Summary. We note, for example, your disclosure on page F-39 that the
Comapany   NameSotera
       effect            Health of
              of the conversion  Topco,
                                   TopcoInc.
                                          Parent units will result in a
material increase of loss per
       share.
September  29, 2020 Page 2
FirstName LastName
 Michael Petras, Jr.
FirstName LastNameMichael   Petras, Jr.
Sotera Health Topco, Inc.
Comapany 29,
September  NameSotera
               2020    Health Topco, Inc.
September
Page 3    29, 2020 Page 3
FirstName LastName
Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations..., page 38

7. Please quantify your debt service requirements and disclose the percentage of your cash flow that must be dedicated to debt service, both principle and interest.
A lowering or withdrawal of the ratings assigned to our debt. . . , page 40

8.       Please revise to specify your debt's ratings.
Cautionary Note Regarding Forward-Looking Statements, page 50

9. We note the statement that you undertake no obligation to update forward-looking statements publicly in light of new information or future events. Please revise to clarify that you will update this information to the extent required by law. Use of Proceeds, page 51

10. Please disclose the interest rate and maturity date for each item of indebtedness to be discharged using the proceeds of the offering. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness. Refer to
         Instruction 4 to Item 504 of Regulation S-K.
Capitalization, page 53

11. On page 128, you disclose that upon the occurrence of a change of control, all then outstanding unvested Class B-1 Units held by Unitholders will become vested as of the date of consummation of such change of control. In addition, on page 64, you disclose that you expect to recognize the remaining expense associated with the performance vesting awards "upon the listing and public trading of your common stock." Please tell us why stock compensation expense is not reflected as a pro forma adjustment in the capitalization table.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Components Of Our Results Of Operations
Operating Expenses
SG&A Expenses, page 64

12. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
 Michael Petras, Jr.
FirstName LastNameMichael   Petras, Jr.
Sotera Health Topco, Inc.
Comapany 29,
September  NameSotera
               2020    Health Topco, Inc.
September
Page 4    29, 2020 Page 4
FirstName LastName
Consolidated Results of Operations, page 66

13. For each of the periods presented, please quantify the impact each of the factors identified had on each of the components of your results of operations as well as your segment operations beginning on page 73. Refer to Item 303 of Regulation S-K.
Liquidity and Capital Resources, page 76

14. We note your disclosure stating that the increase in cash provided by operating activities from fiscal year 2018 to fiscal year 2019 was driven by "strong operating performance".
         Please expand your disclosure to quantify and discuss in further detail the underlying reasons for the changes reported in your Statements of Cash Flows, which contributed to a stronger operating performance. Refer to Item 303(a)(1) of Regulation S-K and FRC
         Section 501.13.b and 13.b.1 for guidance.
Certain Relationships and Related Party Transactions, page 136

15. Please include a description of the facility lease with an immediate family member of management that is described on pages F-36 and F-72 or tell us why such disclosure is not required.
Notes to Consolidated Financial Statements
8. Goodwill and Other Intangible Assets, page F-20

16. Please disclose when the initial amounts of customer relationships, proprietary technology, and sealed source and supply agreements were initially recorded and the transaction in which they were initially established.
General

17. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Michael Petras, Jr.
FirstName LastNameMichael   Petras, Jr.
Sotera Health Topco, Inc.
Comapany 29,
September  NameSotera
               2020    Health Topco, Inc.
September
Page 5    29, 2020 Page 5
FirstName LastName
       You may contact Tracie Mariner at (202) 551-3744 or Sasha Parikh at
(202) 551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Dorrie Yale at (202) 551-8776 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      David Lopez, Esq.